

April 18, 2022

Richard Galanti
Executive Vice President and Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

      Re: **Costco Wholesale Corporation**
           Form 10-K for the Fiscal Year Ended August 29, 2021
           Filed October 6, 2021
           File No. 000-20355

Dear Mr. Galanti:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 29, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 25

1.   We note per page 23 of your Form 10-K that the inflationary impact to net sales and gross margin is influenced in part by your merchandising and pricing strategies in response to cost increases. We note discussion of these strategies in your Q4 2021, Q1 2022, and Q2 2022 Earnings calls. Please explain and discuss these strategies, similar to the discussion in your earnings calls, as deemed appropriate, in future filings. Refer to Item 303(b) or Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services